LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

(202) 274-2010	bazoff@luselaw.com

December 5, 2014

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	First Guaranty Bancshares, Inc.

Registration No. 333-199602

Amendment No. 1 to Registration Statement on Form S-1

Filed November 24, 2014

Dear Mr. Clampitt:

On behalf of First Guaranty Bancshares, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 1, 2014 (the “Comment Letter”) relating to the Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 1”). The Company is concurrently filing its Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”) that responds to the Staff’s comments to the Amendment No. 1. Among other revisions to the Amendment No. 1, Amendment No. 2 includes the price range and shares for the offering.

Set forth below are the comments from the Comment Letter (in boldface type), as well as the Company’s responses to those comments. Amendment No. 2 has been redlined to reflect changes from the Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1 filed November 24, 2014

Summary

Our History and Growth, page 2

1.	We note your response to our previous comment 2 from our letter dated November 17, 2014. Please include bullet points disclosing the balance sheet and earnings

Michael Clampitt, Senior Counsel

December 5, 2014

growth rates for the year ended December 31, 2013 (when compared with the year ended December 31, 2012) and for the nine months ended September 30, 2014 (when compared with the nine months ended September 30, 2013).

Response: The Company has revised the disclosures on pages 2 and 88 of Amendment No. 2 as requested.

The Offering, page 10

2.	We note you response to our previous comment 4 from our letter dated November 17, 2014. Please include a page number when cross-referencing the security ownership table.

Response: Page numbers when cross-referencing the security ownership table have been added on page 10 of Amendment No. 2.

* * * * *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Josh Samples, Esq.
Babette Cooper, CPA
Amit Pande, CPA
Alton B. Lewis, President and Chief Executive Officer
Jeffrey Cardone, Esq.